SUB-ITEM 77D
Policies with respect to security investments

(a)      N/A
(b)      N/A
(c)      N/A
(d)      N/A
(e)      N/A
(f)      N/A
     (g) The International Bond Fund clarified the description of its investment strategy in the prospectus to state that the fund invests at least 80% of its assets in securities implied by its name as required under Rule 35d-1.